Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Nos. 333-49407, 333-34927, 333-28043, 333-91253, 333-63664, 333-139470 and 333-141481 on Form S-8 and 333-143110 on Form S-3) of CVS Caremark Corporation and in the related Prospectuses of our reports dated February 26, 2009, with respect to the consolidated financial statements and schedule of CVS Caremark Corporation as of December 31, 2008 and December 29, 2007 and for the fiscal years ended December 31, 2008 and December 29, 2007 and the effectiveness of internal control over financial reporting of CVS Caremark Corporation as of December 31, 2008, incorporated by reference or included in this Annual Report (Form 10-K) and to the reference to our firm under the heading “Selected Financial Data”, included therein, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 26, 2009